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FORM 6-K

SECURITIES stocktickerAND EXCHANGE COMMISSION

CityCityplaceWashington, StateD.C. PostalCode20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2010

FORMULA SYSTEMS (1985) stocktickerLTD.

(Translation of RegistrantPersonName's Name into English)

5 HaPlada st., Citycountry-regionplaceOr-Yehuda, country-regionIsrael

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of December 2010 and incorporated by reference herein is the Registrant's immediate report dated December 2, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) country-regionLTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein country-regionCEO

dated:

December 2, 2010

PRESS RELEASE - FOR IMMEDIATE RELEASE

Or-Yehuda, Israel – December 2, 2010 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a provider of information technology products, solutions and services, announced today that on November 25, 2010, Messrs. Naftali Shani, Shlomo Ness, Tal Barnoach and Shimon Laor resigned from the company's board of directors and Messrs. Marek Panek and Marcin Rulnicki were appointed to fill two of the vacancies on the company's board of directors that were created as a result of the foregoing resignations. The foregoing changes on the company's board of directors were effected in connection with the consummation of the sale by Emblaze Ltd. to Asseco Poland S.A. of the controlling stake in the company.

About Formula Systems

Formula Systems (1985) Ltd. (NASDAQ: FORTY) is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Nir Feller, Formula Systems (1985) Ltd.

Tel. +972-3-5389487

Email. nir@formula.co.il